Mail Stop 4561

April 2, 2009

Randall Fernandez
President
Deltron, Inc.
Sabana Oeste, Restaurante Princessa Marina
200 Metros Oeste y 100 mts Norte, Portón Verde, Frente SBC Computadoras
San Jose, Republica de Costa Rica

      Re: Deltron, Inc.
              Form 10-K for Fiscal Year Ended
              September 30, 2008
              Filed December 24, 2008
              File No. 333-130197

Dear Mr. Fernandez:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Kevin Woody
                         Branch Chief